Exhibit 97.1

LEGACY HOUSING CORPORATION

EXECUTIVE COMPENSATION CLAWBACK POLICY

Introduction

The Board of Directors (the “Board”) of Legacy Housing Corporation (the “Company”) is adopting this Executive Compensation Clawback Policy (the “Policy”) to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act, and Listing Rule 5608 of the Nasdaq Stock Market (the “Listing Standards”).

Covered Executives

This Policy applies to incentive-based compensation (“Incentive Compensation”) received by the Company’s current and former executive officers (“Covered Executives”), as those terms are defined in Section 10D of the Exchange Act and the Listing Standards.

The Policy

In the event the Company is required to prepare an accounting restatement, to correct an error contained in the Company’s financial statements, the Company will recover (on a pre-tax basis) any Incentive Compensation, received by a Covered Executive, in excess of that which would have been received under the restatement, unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the Listing Standards.

No Indemnification

The Company will not indemnify Covered Executives for the clawback of Incentive Compensation.

Effective Date

This Policy has been adopted by the Committee effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.